(d)(4)(v)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT ADVISORS B.V.

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)

ING Global Equity Dividend Fund	0.20%

ING Global Opportunities Fund (formerly, ING Foreign Fund)	0.20% on the first $200 million; and 0.50% thereafter

ING Russia Fund	0.60%